UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 24, 2014

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On July 24, 2014, Heritage Commerce Corp, the holding company (the "Company") of Heritage Bank of Commerce (the "Bank") issued a press release announcing preliminary unaudited results for the second quarter and six months ended June 30, 2014. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this report set forth under this Item 2.02 shall not be treated as "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Securities Act of 1934, except as expressly stated by specific reference in such filing.

ITEM 8.01 OTHER EVENTS

QUARTERLY DIVIDEND

On July 24, 2014, the Company announced that its Board of Directors declared a $0.05 per share quarterly cash dividend to holders of common stock and Series C preferred stock (on an as converted basis). The dividend will be paid on August 27, 2014, to shareholders of record on August 7, 2014. A copy of the press release is attached as Exhibit 99.2 to this Current Report and is incorporated herein by reference.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(D) Exhibits.

99.1 Press Release, dated July 24, 2014, entitled "Heritage Commerce Corp Earnings Increased 19% for the Second Quarter of 2014 from the Second Quarter of 2013; Dividend Increased"

99.2 Press Release, dated July 24, 2014, entitled "Heritage Commerce Corp Raises Quarterly Cash Dividend 25% to $0.05 Per Share"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 25, 2014

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, dated July 24, 2014, entitled "Heritage Commerce Corp Earnings Increased 19% for the Second Quarter of 2014 from the Second Quarter of 2013; Dividend Increased"
99.2	Press Release, dated July 24, 2014, entitled "Heritage Commerce Corp Raises Quarterly Cash Dividend 25% to $0.05 Per Share"